Exhibit 12

Radian Group Inc.
Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

(In thousands)	Six Months Ended	Fiscal Years Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
Net (loss) earnings	$(220,672)	$(451,468)	$302,150	$(1,805,867)	$(147,879)	$(410,579)
Federal and state income tax (benefit) provision	(13,058)	7,271	66,362	226,189	(94,401)	(263,550)
(Loss) earnings before income taxes	(233,730)	(444,197)	368,512	(1,579,678)	(242,280)	(674,129)
Equity in net (income) loss of affiliates	(1)	13	(65)	(14,668)	(33,226)	(59,797)
Distributed income from equity investees	—	92	—	29,498	11,040	35,460
Net (loss) earnings	(233,731)	(444,092)	368,447	(1,564,848)	(264,466)	(698,466)
Fixed charges:
Interest	35,301	51,832	61,394	41,777	46,010	53,514
One-Third of all rentals	718	1,873	1,678	1,621	2,496	2,529
Fixed charges	36,019	53,705	63,072	43,398	48,506	56,043
Preferred dividends	—	—	—	—	—	—
Fixed charges and preferred dividends	36,019	53,705	63,072	43,398	48,506	56,043
Net (loss) earnings and fixed charges	$(197,712)	$(390,387)	$431,519	$(1,521,450)	$(215,960)	$(642,423)
Net (loss) earnings, fixed charges and preferred dividends	$(197,712)	$(390,387)	$431,519	$(1,521,450)	$(215,960)	$(642,423)
Ratio of net (loss) earnings and fixed charges to fixed charges	(1)	(1)	6.8x	(1)	(1)	(1)
Ratio of net (loss) earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends (2)	(1)	(1)	6.8x	(1)	(1)	(1)

(1)
For the six months ended June 30, 2013, and in 2012, 2010, 2009, and 2008, earnings were not adequate to cover fixed charges in the amount of $197.7 million, $390.4 million, $1,521.5 million, $216.0 million, and $642.4 million, respectively.

(2)	Interest on tax accruals that are non-third party indebtedness are excluded from the calculation.